EXHIBIT 99.5

PSM-ZJK FASTENERS (SHENZHEN) CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

PSM-ZJK Fasteners (Shenzhen) Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of PSM-ZJK Fasteners (Shenzhen) Co., Ltd. (the “Company”) as of December 31, 2023 and 2022, and the related statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the two year period then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the two year period ended December 31, 2023 and 2022 in conformity with U.S generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provided a reasonable basis for our opinion.

/s/TPS Thayer, LLC

We have served as the Company’s auditor since 2024

Sugar Land, Texas

June 20, 2024

PSM-ZJK Fasteners (ShenZhen) Co., Ltd.

BALANCE SHEETS

(In U.S. dollars, except for numbers of shares data)

	As of December 31,
	2022	2023
	$US	$US
ASSETS
Current assets
Cash	2,637,487	4,201,262
Accounts receivable, net	10,219,984	11,996,412
Inventories, net	68,047	18,316
Prepaid expenses and other current assets, net	1,394,277	612,845
Total current assets	14,319,795	16,828,835

Non-current assets
Property and equipment, net	281,755	213,147
Intangible asset, net	—	2,113
Operating lease right-of-use asset – related party	103,816	34,476
Total non-current assets	385,571	249,736
TOTAL ASSETS	14,705,366	17,078,571

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	495,492	547,881
Income tax payable	1,595,943	1,219,244
Accrued expenses and other current liabilities	220,049	342,114
Amount due to related parties	7,083,969	8,916,322
Operating lease liability, current - related party	69,019	36,493
Total current liabilities	9,464,472	11,062,054

Non-current liabilities
Operating lease liability, noncurrent - related party	37,565	—
Total non-current liabilities	37,565	—
Total liabilities	9,502,037	11,062,054

Commitments and contingencies

Shareholders’ equity
Paid in capital	764,225	764,225
Statutory surplus reserves	383,748	383,748
Retained earnings	4,278,781	5,241,920
Accumulated other comprehensive loss	(223,425)	(373,376)
Total shareholders’ equity	5,203,329	6,016,517

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	14,705,366	17,078,571

The accompanying notes are an integral part of these financial statements.

PSM-ZJK Fasteners (ShenZhen) Co., Ltd.

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In U.S. dollars, except for the number of shares data)

	For the years ended December 31,
	2022	2023
	$US	$US
Revenues	18,857,867	23,274,566
Cost of revenues	(12,613,765)	(16,177,668)
Gross profit	6,244,102	7,096,898

Operating expenses
Selling and marketing expenses	(296,031)	(377,273)
General and administrative expenses	(320,262)	(301,443)
Currency exchange gain (loss)	230,018	(141,098)
Total operating expenses	(386,275)	(819,814)

Income from operations	5,857,827	6,277,084

Other income
Interest expenses	—	(1,540)
Interest income	26,783	56,225
Other income, net	12,628	24,846
Total other income, net	39,411	79,531

Income before income tax expense	5,897,238	6,356,615
Income tax expenses	(1,476,290)	(1,590,290)
Net income	4,420,948	4,766,325

Other comprehensive income
Foreign currency translation adjustments	(244,503)	(149,951)
Total comprehensive income	4,176,445	4,616,374

The accompanying notes are an integral part of these financial statements.

PSM-ZJK Fasteners (ShenZhen) Co., Ltd.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except for the number of shares data)

	Paid-in capital	Statutory surplus reserves	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity
Balance as of December 31, 2021	—	210,424	1,837,008	21,078	2,068,510
Contribution from shareholders	764,225	—	—	—	764,225
Appropriation to statutory reserve	—	173,324	(173,324)	—	—
Dividend to shareholders	—	—	(1,805,851)	—	(1,805,851)
Net income	—	—	4,420,948	—	4,420,948
Currency translation adjustment	—	—	—	(244,503)	(244,503)
Balance as of December 31, 2022	764,225	383,748	4,278,781	(223,425)	5,203,329
Dividend to shareholders	—	—	(3,803,186)	—	(3,803,186)
Net income	—	—	4,766,325	—	4,766,325
Currency translation adjustment	—	—	—	(149,951)	(149,951)
Balance as of December 31, 2023	764,225	383,748	5,241,920	(373,376)	6,016,517

 The accompanying notes are an integral part of these financial statements.

 PSM-ZJK Fasteners (ShenZhen) Co., Ltd.

STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for the number of shares data)

	For the years ended December 31,
	2022	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	4,420,948	4,766,325
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation of property and equipment	47,340	60,653
Amortization of Intangible asset	—	131
Amortization of operating lease right-of-use asset - related party	66,568	66,473
Provision for inventories	66,706	—
Unrealized exchange losses	222,951	208,694
Changes in operating assets and liabilities:
Accounts receivable	(2,470,128)	(2,279,904)
Inventories	1,311,478	47,857
Prepaid expenses and other current assets, net	(1,086,499)	742,702
Accounts payable	242,234	66,632
Income tax payable	978,398	(331,617)
Accrued expenses and other current liabilities	149,992	128,533
Amount due to related parties	35,622	2,037,555
Operating lease liability - related party	(63,740)	(67,146)
Net cash provided by operating activities	3,921,870	5,446,888

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(5,204)	—
Purchase of intangible asset	—	(2,247)
Net cash used in investing activities	(5,204)	(2,247)

CASH FLOWS FORM FINANCING ACTIVITIES
Proceeds from capital contribution	389,755	—
Proceeds from borrowings from related parties	—	37,020
Repayment of borrowings from related parties	—	(37,020)
Dividends paid to shareholders	(1,805,851)	(3,803,186)
Net cash used in financing activities	(1,416,096)	(3,803,186)

Effect of exchange rate changes	(77,122)	(77,680)

Net change in cash and cash equivalents	2,423,448	1,563,775

Cash and cash equivalents, beginning of the year	214,039	2,637,487
Cash and cash equivalents, end of the year	2,637,487	4,201,262

Supplemental disclosures of cash flow information:
Income tax paid	497,892	1,921,907
Interest expense paid	—	1,540

Supplemental disclosures of non-cash activities:
Obtaining operating right-of-use assets - related party in exchange for operating lease liabilities - related party	172,619	—
Obtaining capital contribution through equipment investment	374,470	—

The accompanying notes are an integral part of these financial statements.

PSM-ZJK FASTENERS (SHENZHEN) CO., LTD.

NOTES TO THE FINANCIAL STATEMENTS

(All amounts in U.S. dollars, except for the number of shares data, unless otherwise stated).

1. ORGANIZATION

PSM-ZJK Fasteners (ShenZhen) Co., Ltd. (“PSM-ZJK”, or the “Company”) was established on September 20, 2019 by BULTEN Fasteners (Wuxi) Co., Ltd.(“BULTEN Wuxi”) (holding 51% of the shares) and Shenzhen Zhongjinke Hardware Products Co., Ltd. (“Zhongjinke Shenzhen”) (holding 49% of the shares). The Company principally engages in manufacturing and trading a broad portfolio of hardware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Use of estimates

The preparation of the financial statements in conformity with US GAAP requires management of the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting periods. The Company’s management based on their estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources.

Significant accounting estimates include, but not limited to revenue recognition, allowance for credit loss, inventory write-off and reserve, the useful lives and impairment of long-lived assets and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates.

(c)	Foreign currency translations and transactions

The Company’s reporting currency is the United States dollar (“US$”), and the functional currency is the Renminbi (“RMB”).

The Company’s financial statements are reported using U.S. Dollars (“US$”). The results of operations and the statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution.

Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in statements of changes in equity. Gains and losses from foreign currency transactions are included in the Company’s statements of income and comprehensive income.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting.

Translation of amounts from RMB into US$ has been made at the following exchange rates:

	December 31, 2022		December 31, 2023
	Year-end spot rate	Average rate	Years-ended spot rate	Average rate
US$ against RMB	US$1=RMB6.8972	US$1=RMB6.7518	US$1=RMB7.099	US$1=RMB7.0896

(d)	Concentration of credit risk

Financial instruments that potentially expose the Company to the concentration of credit risk consist primarily of cash, accounts receivable, and other receivables and prepayments. As of December 31, 2022 and 2023, the Company places its cash with major financial institutions located in the PRC, which management considers to be of high credit quality. The Company maintains most bank accounts in PRC. Cash balances in bank accounts in PRC are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to RMB500,000 per depositor per Scheme member, including both principal and interest. Concentration of credit risks with respect to accounts receivable, and other receivables and prepayments, to manage credit risk, the Company performs ongoing credit evaluations of customers’ and suppliers’ financial condition. There is no significant credit risk for the years ended December 31, 2022 and 2023.

(e)	Concentration of customers and suppliers

The customers whose revenues individually represented greater than 10% of the total revenues of the Company for the years ended December 31, 2022 and 2023 were as follows:

	For the years ended December 31,
	2022	2023
Percentage of the Company’s total revenue
Customer A	14.40%	21.49%
Customer B	1.86%	17.34%
Customer C	24.51%	15.37%
Customer D	4.38%	14.52%
Customer E	8.45%	10.15%
Customer F	18.49%	—

Accounts receivable due from those customers were as follows:

	For the years ended December 31,
	2022		2023
Percentage of the Company’s accounts receivables	$US	%	$US	%
Customer A	2,131,105	20.85%	2,062,480	17.19%
Customer B	*	*	1,539,300	12.83%
Customer C	1,600,277	15.66%	2,782,619	23.20%
Customer E	*	*	2,256,116	18.81%
Customer F	1,438,124	14.07%	—	—
Customer D	*	*	1,243,059	10.36%

The suppliers whose purchase individually represented greater than 10% of the total cost of revenue of the Company for the years ended December 31, 2022 and 2023 were as follows:

	For the years ended December 31,
	2022	2023
Percentage of the Company’s total purchase
Supplier A	91.10%	91.26%

Accounts payable due to those suppliers were as follows:

	As of December 31,
	2022	2023
Percentage of the Company’s accounts payables
Supplier A	93.80%	94.33%

(f)	Segment reporting

ASC 280, “Segment Reporting”, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews operating results when making decisions about allocating resources and assessing performance of the Company. As a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for internal reporting. As the Company’s long-lived assets are substantially located in the PRC, no segment geographical information is presented.

(g)	Fair value measurement and financial instruments

The Company applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Under this hierarchy, there are three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
●	Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Determining which category an asset or liability falls within the hierarchy requires significant judgment.

The carrying amounts of financial instruments, which consist of cash, accounts receivable, net, accounts payable and other liabilities approximate their fair values due to the short-term nature of these instruments.

(h)	Cash

Cash consists of cash held in banks, which is highly liquid and are unrestricted as to withdrawal or use.

(i)	Accounts receivable, net

On January 1, 2022, the Company adopted ASC 326 Financial Instruments – Credit Losses (“ASC 326”) using the modified retrospective approach through a cumulative-effect adjustment to accumulated deficit. Upon adoption, the Company changed its impairment model to utilize a current expected credit losses model in place of the incurred loss methodology for financial instruments measured at amortized cost. The Company had not recorded an adjustment to the opening accumulated deficit as of January 1, 2023 due to immaterial cumulative impact of adopting ASC 326.

Account receivables are stated net of provision of credit losses. The Company has developed a current expected credit loss (“CECL”) model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The Company considers historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses.

No allowance for credit loss was made for the years ended December 31, 2022 and 2023.

(j)	Inventories, net

Inventories are stated at the lower of cost or realizable value. Cost is principally determined on the weighted average basis.

The Company periodically performs an analysis of inventory to determine obsolete or slow-moving inventory and determine if its cost exceeds the estimated market value. Write-off of potentially obsolete or slow-moving inventory are recorded based on management’s analysis of inventory levels.

The provision made for inventories were US$66,706 and nil for the years ended December 31, 2022 and 2023, respectively.

(k)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Useful lives
Machinery and equipment	5 years
Electronic office equipment	5 years

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the statements of income.

(l)	Impairment of long-lived assets

Long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with ASC No. 360, “Property and Equipment”, the Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology. The undiscounted and discounted cash flow analyses based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate. No impairment of long-lived assets was recognized as of December 31, 2022 and 2023.

(m)	Leases

Effective from January 1, 2022, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842) using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its financial statements.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The operating lease right-of-use assets and operating lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

Operating lease right-of-use of assets

Operating right-of-use of asset is initially measured at cost, which comprises the initial amount of the operating lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Operating lease liabilities

Operating lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Company’s incremental borrowing rate. Operating lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Company is reasonably certain to exercise.

Operating lease liability is measured at amortized cost using the effective interest rate method. The Company estimates its incremental borrowing rate for its leases at the commencement date to determine the present value of future lease payments when the implicit rate is not readily determinable in the lease. In estimating its incremental borrowing rate, the Company considers its credit rating and publicly available data of borrowing rates for loans of similar amount, currency and term as the lease.

It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Company assessment of option purchases, contract extensions or termination options.

Leases that have a term of 12 months or less at the commencement date (“short-term leases”) are not included in operating right-of-use assets and operating lease liabilities.

(n)	Value-added taxes and surcharges

The Company is subject to VAT and related surcharges on revenues generated from product sales. Revenue from sales of products is generally subject to VAT at applicable tax rates, and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected tax payable. The Company reports revenue net of PRC’s VAT for all the periods presented in the Statements of Income and Comprehensive Income. The Company is subject to the PRC’s VAT rate of 13% for selling products for the years ended December 31, 2022 and 2023.

(o)	Related parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related party also include principal owners of the Company, its managements, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions.

(p)	Revenue recognition

Product sales

Effective with the adoption of Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606),” and the associated ASUs (collectively, “Topic 606”) on January 1, 2020, the Company recognizes revenue when its customer obtains control of promised goods in an amount that reflects the consideration which the Company expects to receive in exchange for those goods. To determine revenue recognition for the arrangements that the Company determines are within the scope of Topic 606, the Company performs the following five steps:

(1) identify the contract(s) with a customer,

(2) identify the performance obligations in the contract,

(3) determine the transaction price,

(4) allocate the transaction price to the performance obligations in the contract and

(5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company adopted the ASU since January 1, 2020 for all revenue contracts with customers using the modified retrospective approach, while prior periods’ amounts are not adjusted and continue to be reported in accordance with the Company’s historical accounting under ASC 605. The Company evaluated that the impact of the adoption of this ASU on the Company’s financial statements was immaterial.

Product revenue recognition

The Company’s revenue from contracts with customers is derived from product revenue principally from the sales of metal stamping and mechanical original equipment manufacturer (“OEM”) and electric OEM products directly to other consumer electronics product manufacturers. The Company sells goods to the customer under sales contracts or by purchase orders. The Company has determined there to be one performance obligation for each of the sales contracts. The performance obligations are considered to be fulfilled and revenue is recognized at a point in time when the customer obtains control of the goods. The major goods delivery channel of the Company is delivering goods to customers’ predetermined location, and the Company has satisfied the contracts’ performance obligations when the goods have been delivered and relevant shipping documents have been collected by the Company.

The transaction price is generally in the form of a fixed price which is agreed with the customer at contract inception. Revenue is recorded net of sales return, surcharges and value-added tax of gross sales. The Company allocates the transaction price to each performance obligation based on the sales contracts and purchase orders.

The Company’s payment terms are all within 90 days and its sales arrangements do not have any material financing components.

A contract asset is recorded when the Company has transferred products to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance in the contract. The Company did not recognize any contract asset as of December 31, 2022 and December 31, 2023. The timing between the recognition of revenue and receipt of payment is not significant. A contract liability exists when the Company has received consideration but has not transferred the related goods or services to the customer. The Company did not recognize any contract liabilities as of December 31, 2022 and December 31, 2023.

Return Rights & Warranty

Regardless of delivery channels, the Company generally provides warranty period of one year and customers are required to perform product quality check upon acceptance of delivery. The warranty covers only production defects and offers to replace the defective products with new products during warranty period. Customers do not have the option to purchase the warranty separately, nor the warrant provides a service in addition to assurance. Accordingly, warranty costs are treated as a cost of fulfillment subject to accrual, rather than a performance obligation. As of December 31, 2022 and 2023, the Company did not accrue any liability related to the warranty for any product quality issues on the balance sheets.

Principal vs agent accounting

The Company records all product revenue on a gross basis as the Company acts as the principal. To determine whether the Company is an agent or principal in the sales of products, the Company considers the following indicators: the Company is primarily responsible for fulfilling the promise to provide the specified goods or services, is subject to inventory risks before the specified goods have been transferred to a customer or after transfer of control to the customers, and has discretion in establishing the price of the specified goods.

(q)	Cost of sales

Cost of sales mainly consist of raw materials, direct and indirect labor and related benefits, and manufacturing overhead that is directly attributable to the production process.

(r)	Selling and marketing expenses

Selling and marketing expenses primarily consist of (i) salaries and benefits for sales and marketing personnel, (ii) sales commission paid to increase sales and expand the market, (iii) business entertainment expenses, and (iv) freight for selling activities. There is no advertising fees incurred for the years ended December 31, 2022 and 2023, respectively.

Freight costs are not considered a separate performance obligation within revenue recognition, while freight costs are expensed when incurred and are included in selling and marketing expenses. Freight costs were US$234,724 and US$283,939 for the years ended December 31, 2022 and 2023, respectively.

(s)	General and administrative expenses

General and administrative expenses primarily consist of (i) salaries and benefits for administrative personnel, (ii) professional service fees, (iii) patent fees (iv) depreciation expenses.

(t)	Government grants

Government grants are recognized as the compensation for expenses incurred or for the purpose of giving immediate financial support to the Company by local government (the Shenzhen Municipal Government). The government evaluates the Company’s eligibility for the grants on a regular and annual basis based on local government’s budget and grant guidelines, and then relevant authorities credit these grants to the Company.

Government grants for the purpose of giving immediate financial support to the Company with no future related costs or obligation are recognized in the Company’s statements of income and comprehensive income when the grant is received. The government grants received by the Company from Shenzhen Municipal Government were US$4,502 and US$14,105 for the years ended December 31, 2022 and 2023, respectively.

(u)	Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments and is presented net of tax.

The Company presents the components of net income, the components of other comprehensive income and total comprehensive income in two separate but consecutive statements.

(v)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are determined based on the temporary difference between the financial reporting and tax bases of assets and liabilities, and net operating loss and tax credit carryforwards using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The Company records a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits and penalties, if any, within income tax expenses.

There were no uncertain tax positions for the years ended December 31, 2022 and 2023, respectively.

(w)	Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments and legal proceedings. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(x)	Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326)”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2020-04, ASU 2020-05, ASU 2020-10, ASU 2020-11, ASU 2021-02 and ASU 2022-02 to provide additional guidance on the credit losses standard. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Company adopted ASU 2016-13 from January 1, 2022 and the impact of the adoption of this ASU on the Company’s financial statements was immaterial.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832)—Disclosures by Business Entities about Government Assistance. The amendments in this ASU require disclosures about transactions with a government that have been accounted for by analogizing to a grant or contribution accounting model to increase transparency about (1) the types of transactions, (2) the accounting for the transactions, and (3) the effect of the transactions on an entity’s financial statements. The amendments in this ASU are effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021. Early application of the amendments is permitted. The Company has adopted the ASU from January 2022 and the Company evaluated the adoption has no material impact on the Company’s financial statements.

The Company does not believe other recently issued ASUs by the FASB but not yet effective accounting statements, if adopted, would have a material effect on the Company’s balance sheets, statements of comprehensive income (loss) and statements of cash flows.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of following balance:

	As of December 31,
	2022	2023
	$US	$US
Accounts receivables	10,219,984	11,996,412
Less: allowance for credit loss	—	—
Total accounts receivable, net	10,219,984	11,996,412

Currently, the Company provides 100% full credit loss allowance for any outstanding account receivable balance aged over 1 year with no other factor evidence.

For the balance of accounts receivable as of December 31, 2022, 100% has been collected as of December 31, 2023. For the balance of accounts receivable as of December 31, 2023, 100% was within one year, and 99.7% has been collected as of the date the financial statements were issued. The company expects to collect all the remaining balances before December 31, 2024 according to the historical collection of accounts receivable.

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	As of December 31,
	2022	2023
	$US	$US
Deductible value-added tax credit (1)	1,240,953	610,820
Prepaid expenses	152,353	2,025
Advance to suppliers	971	—
Total prepaid expenses and other current assets, net	1,394,277	612,845

(1)	The Company is subject to VAT and related surcharges on revenues generated from product sales. Revenue from sales of products is generally subject to VAT at applicable tax rates, and subsequently paid to PRC tax authorities after netting input VAT on purchases. Deductible value-added tax credit represents the excess of input VAT over output VAT that is allowed by PRC tax authorities to carry forward for netting input VAT on purchases in the future.

5. INVENTORIES, NET

Inventory balance consists of the following:

	As of December 31,
	2022	2023
	$US	$US
Raw materials	13,501	—
Finished goods	119,846	18,316
Less: Inventory provision	(65,300)	—
Total inventories, net	68,047	18,316

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of December 31,
	2022	2023
	$US	$US
Machinery and equipment (1)	318,995	309,887
Electronic office equipment	9,135	8,875
Gross amount	328,130	318,762
Less: accumulated depreciation (2)	(46,375)	(105,615)
Total property and equipment, net	281,755	213,147

(1)	On April 28, 2022, Zhongjinke Shenzhen contributed machinery equipment with total original investment cost of RMB2,474,500 (equivalent to US$374,470) to PSM-ZJK for the 49% equity shares.

(2)	Depreciation expense was US$47,340 and US$60,653 for the years ended December 31, 2022 and 2023, respectively.

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

 Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2022	2023
	$US	$US
Taxes payable	130,944	216,181
Accrued bonus	43,039	41,370
Accrued payroll and social insurance	37,645	38,621
Accrued expenses (1)	8,421	45,942
Total accrued expenses and other current liabilities	220,049	342,114

(1)	Accrued expenses as of December 31, 2022 and December 31, 2023 mainly include accrual expenses such as royalty fees, data processing fees and other miscellaneous expenses for daily operations.

8. INCOME TAXES

The Company is subject to the PRC Corporate Income Tax Law (“CIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

The provision for income taxes consists of the following:

	For the years ended December 31,
	2022	2023
	$US	$US
Provisions for current income tax	1,476,290	1,590,290
Provisions for deferred income tax	—	—
Total	1,476,290	1,590,290

The effective income tax rate was 25.03% and 25.02% for the years ended December 31, 2022 and 2023, respectively. Reconciliation of the differences between the income tax provision computed based on the PRC statutory income tax rate and the Company’s income tax expense for the years ended December 31, 2022 and 2023:

	For the years ended December 31,
	2022	2023
	$US	$US
Income before income tax provision	5,897,238	6,356,615
Tax at the PRC EIT tax rates	1,474,310	1,589,154
Tax effect of non-deductible expenses	1,980	463
Others	—	673
Actual income tax expense	1,476,290	1,590,290

As of December 31, 2022 and 2023, the significant components of the deferred tax assets are summarized below:

	As of December 31,
	2022	2023
	$US	$US
Deferred tax assets
Tax loss carry-forwards	—	—
Operating lease liability	26,646	9,123
Non-deductible items	(692)	(504)
Total deferred tax assets	25,954	8,619
Deferred tax liabilities
Operating right-of-use assets	(25,954)	(8,619)
Deferred tax assets, net	—	—

The Company’s assessment is that it is not more likely than not that these deferred tax assets will be realized.

Under the PRC Income Tax Law and the implementation rules, profits of the PRC entities earned on or after January 1, 2008 and distributed by the PRC entities to the Company are subject to a withholding tax at a rate of 10%, unless the Company will be deemed as a resident enterprise for tax purposes. Since the Company intends to reinvest the earnings of the PRC entities in operations in the PRC, the PRC entities do not intend to declare dividends to their immediate non-PRC established holding companies in the foreseeable future. Accordingly, no deferred taxation on undistributed earnings of the PRC entities has been recognized as of December 31, 2023.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or its withholding agent. The statute of limitations extends to five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Company did not accrue any liability, interest or penalties related to underpayment of taxes in the statements of income for the years ended December 31, 2022 and 2023, respectively. And there were no completed or ongoing examinations by tax authorities as of December 31, 2023.

In accordance with Guo Shui Fa [2009] No.2, the PRC tax authorities have the right to deem the Company for a tax amount based on the transfer pricing contemporaneous documentations (the “Contemporaneous Documentations”) or a basis that they considered reasonable.

Uncertain tax positions

The Company evaluate each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2022 and 2023, the Company did not have any significant unrecognized uncertain tax positions.

9. LEASES

The Company has one operating lease agreement as a lessee to lease certain plants from Shenzhen Zhongjinke Hardware Products Co., Ltd., which is the shareholder of the Company. The operating lease agreement was started from January 1, 2022, and will expire on June 30, 2024, the lease installments were paid monthly and the remaining lease payments were discounted using the incremental borrowing rate of 4.9%, the monthly rent was US$5,898 from January 1, 2022 to June 30, 2023 and US$6,178 from July 1, 2023 to June 30, 2024.

The depreciable life of assets and leasehold improvements is limited by the expected lease term unless there is a transfer of title or purchase option that is reasonably certain of being exercised.

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,
	2022	2023
	$US	$US
Operating lease right-of-use asset - related party	103,816	34,476

Lease liability – current - related party	69,019	36,493
Lease liability – non-current - related party	37,565	—
Total operating lease liability - related party	106,584	36,493

	For the years ended December 31,
	2022	2023
Weighted discount rate for the operating lease	4.90%	4.90%
Weighted average remaining lease term	18 months	6 months

 For the years ended December 31, 2022 and 2023, the lease expense was as follows:

	For the years ended December 31,
	2022	2023
	$US	$US
Operating leases expense	66,568	66,473
Interest expenses	7,039	3,627
Total	73,607	70,100

Because most of the leases do not provide an implicit rate of return, the Company used the incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments.

The following is a schedule of future minimum payments under the Company’s operating leases as of December 31, 2023:

For the years ended December 31, 2023	Amount
$US
2024	37,016
2028 and thereafter	—
Total lease payments	37,016
Less: imputed interest	(523))
Total operating lease liability - related party, net of interest	36,493

10. COMMITMENTS AND CONTINGENCIES

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment.

Except for leases which were disclosed in note 9, there are not any other known commitments or contingencies as of December 31, 2022 and December 31, 2023.

11. PAID IN CAPITAL

The Company’s originally registered capital is RMB1,000,000 (equivalent to US$144,986) and up to RMB5,050,000 (equivalent to US$764,225) as of December 31, 2021, 51% of which was subscribed by BULTEN Wuxi and 49% of which was subscribed by Zhongjinke Shenzhen, separately.

On April 28, 2022, the Company received machinery equipment with total original investment cost of RMB2,474,500 (equivalent to US$374,470) from Zhongjinke Shenzhen for the 49% equity shares, and the cost of the acquired assets was measured based on the fair value of the consideration transferred which has been evaluated by the third-party appraisal team.

On April 29, 2022, the Company received cash of RMB2,575,500 (equivalent to US$389,755) from BULTEN Wuxi for the 51% equity shares.

As of December 31, 2022 and 2023, the total of paid in capital was RMB5,050,000 (equivalent to US$764,225).

12. RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit payments of dividends by the Company only out of retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. Paid-in capital of the Company included in the Company’s net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company is restricted in the ability to transfer a portion of net assets to BULTEN Wuxi and Zhongjinke Shenzhen. As of December 31, 2022 and 2023, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Company, that are included in the Company’s net assets were approximately RMB7,575,000 (equivalent to US$1,147,973) and RMB7,575,000 (equivalent to US$1,147,973), respectively.

13. STATUTORY SURPLUS RESERVES

i) Statutory Surplus Reserves

Pursuant to laws applicable to entities incorporated in the PRC, the Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors.

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor allowed for distribution except under liquidation.

As of December 31, 2022 and 2023, the Company had statutory surplus reserve of RMB2,525,000 (equivalent to US$383,748) and RMB2,525,000 (equivalent to US$383,748), respectively.

ii) Dividends

Dividends declared by the Company are based on the distributable profits as reported in its statutory financial statements reported in accordance with PRC GAAP, which may differ from the results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP. The Company’s ability to pay dividends is primarily from cash received from its operating activities in the PRC. For the years ended December 31, 2022 and 2023, the Company declared and paid dividends of RMB12,192,746 (equivalent to US$1,805,851) and RMB26,963,069 (equivalent to US$3,803,186) to its shareholders, respectively.

14. RELATED PARTY TRANSACTIONS

Related parties:

Name of related parties	Relationship with the Company
BULTEN Fasteners (Wuxi) Co., Ltd.	Shareholder of the Company
Shenzhen Zhongjinke Hardware Products Co., Ltd.	Shareholder of the Company
PSM International Holdings Ltd	Shareholder of BULTEN Wuxi

i) Related party balances

Amount due to related parties:

	As of December 31,
	2022	2023
	$US	$US
Shenzhen Zhongjinke Hardware Products Co., Ltd.	6,993,355	8,835,895
PSM International Holdings Ltd	60,015	45,105
BULTEN Fasteners (Wuxi) Co., Ltd.	30,599	35,322
Total	7,083,969	8,916,322

ii) Related party transactions:

The Company mainly entered into the following transactions with related parties:

	For the years ended December 31,
	2022	2023
	$US	$US
Products purchase from related parties
Shenzhen Zhongjinke Hardware Products Co., Ltd.	11,174,044	15,093,811

Loan from related parties
Shenzhen Zhongjinke Hardware Products Co., Ltd.	—	37,020

Repayment of loan from related parties
Shenzhen Zhongjinke Hardware Products Co., Ltd.	—	37,020

Lease payment
Shenzhen Zhongjinke Hardware Products Co., Ltd.	70,779	70,773

15. REVENUE

The Company’s disaggregated revenues are represented by geographic areas. The Company attributed revenues to geographic areas based on customers’ place of registration.

By Geographic Areas

	For the years ended December 31,
	2022	2023
	$US	$US
China	17,504,436	15,234,343
India	1,032,432	4,922,853
Taiwan, China	320,999	3,094,390
Others	—	22,980
Total	18,857,867	23,274,566

16. SUBSEQUENT EVENTS

The Company has evaluated events from the years ended December 31, 2023 through June 20, 2024, the date the financial statements were issued. Except for the events mentioned below, the Company did not identify any subsequent events with a material financial impact on the Company’s financial statements.

Lease renewal

On April 15, 2024, the Company signed an extension agreement for the operating lease agreement which will expire on June 30, 2024 with the lessor, Shenzhen Zhongjinke Hardware Products Co., Ltd., to extend the lease expiration date from June 30, 2024 to June 30, 2027, and the monthly rent was US$5,617 from July 1, 2024 to June 30, 2027.